International Gemini Technology Inc.
(a development stage company)
Balance Sheets
As at December 31,
(Expressed in Canadian Dollars)

	2005	2004
ASSETS

Current
Cash	$128,126	$1,472
Accounts receivable (Note 4(b))	312	52,398
	128,438	53,870
PFG Investment (Note 4(a))	90,000	—

	$218,438	$53,870

LIABILITIES

Current
Accounts payable and accrued liabilities	$42,219	$56,897

Nature and Continuance of Operations (Note 1)
SHAREHOLDERS’ EQUITY (CAPITAL DEFICIENCY)

Share capital – common (Note 6)	12,894,609	12,660,559
Share capital – preferred (Note 6)	604,724	604,724
Contributed surplus	53,344	53,344
Deficit	(13,376,458)	(13,321,654)

	176,219	(3,027)

	$218,438	$53,870

Approved by the directors:

Director – “Edward D. Ford” Director – “Martin Schultz”

See accompanying notes. Page 2
International Gemini Technology Inc.
(a development stage company)
Statements of Operations and Deficit
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	2005	2004	2003
Revenue (Note 5)	$-	$20,000	$3,000

General and administrative (Note 5)	54,804	43,718	40,863
Loss on sale of investment (Note 4(b))	-	16,024	-

	54,804	59,742	40,863

Net loss	(54,804)	(39,742)	(37,863)
Deficit, beginning of year	(13,321,654)	(13,281,912)	(13,244,049)

Deficit, end of year	$(13,376,458)	$(13,321,654)	$(13,281,912)

Basic and diluted loss per common share	$(0.01)	$(0.01)	$(0.01)

Weighted average
number of common
shares outstanding
– basic and diluted	9,084,049	8,323,119	8,323,119

See accompanying notes. Page 3
International Gemini Technology Inc.
(a development stage company)
Statements of Cash Flows
For the Years Ended December 31,
(Expressed in Canadian Dollars)

	2005	2004	2003
Cash provided by (used in):
Operating activities
Net loss	$(54,804)	$(39,742)	$(37,863)
Item not affecting cash:
Loss on sale of investment	—	16,024	—
Changes in working capital balances:
Accounts receivable	22,086	(21,311)	109,479
Accounts payable and accrued liabilities	(14,678)	44,542	(70,253)

Net cash provided by (used in) operating activities	(47,396)	(487)	1,363

Investing activities
Investment in PFG	(90,000)	—	—
Receipt of proceeds from sale of BWN investment	30,000

Net cash used in investing activities	(60,000)

Financing Activites
Proceeds from issuance of common stock	234,050	—	—

Net cash provided by financing activities	234,050	—	—

Net increase (decrease) in cash	126,654	(487)	1,363
Cash, beginning of year	1,472	1,959	596

Cash, end of year	$128,126	$1,472	$1,959

Supplemental cash flow information:

Interest paid	$-	$-	$-

Income taxes paid	$-	$-	$-

See accompanying notes. Page 4International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

1. Nature and Continuance of Operations

The sole activity of International Gemini Technology Inc. (the “Company”) is its search for a suitable acquisition or acquisitions that can be made and financed at prices and terms that make business sense. The Company’s continued operations are dependent upon its ability to identify, evaluate and negotiate an acquisition of, a participation in or an investment of an interest in a transaction.

The Company has incurred substantial losses to date and additional losses are anticipated in future business acquisition and development. These financial statements are prepared on a going concern basis which implies that the Company will continue to realize the carrying value of its assets and discharge its liabilities in the normal course of business. The financial statements do not reflect any adjustments to the carrying value of assets or liabilities that would be necessary should the Company be unable to operate as a going concern. The Company’s ability to continue as a going concern is subject to obtaining financing, acquiring or establishing business operations and ultimately on achieving profitable operations. (Note 4)

2.	Significant Accounting Policies

These financial statements have been prepared in accordance with accounting principles generally accepted (“GAAP”) in Canada, which, except as described in Note 9, conform in all material respects with accounting principles generally accepted in the United States. Outlined below are those policies considered particularly significant to the Company.

(a) Stock-based compensation

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”. These recommendations establish standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments in exchange for goods and services. The standard requires that all new or altered stock-based awards provided to employees and non-employees are measured and recognized using a fair value based method. Fair values are determined using the Black-Scholes option pricing model. Any consideration paid by the option holder on the exercise of the options is credited to share capital.

(b) Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the year. Actual results could differ from these estimates.

(c) Income taxes

The Company follows the liability method of accounting for income taxes whereby future income tax assets and liabilities are computed based on differences between the carrying amount of assets and liabilities on the balance sheet date and their corresponding tax values using the enacted income tax rates at each balance sheet date. Future income tax assets also result from unused loss carry-forwards and other deductions. The valuation of future income tax assets is reviewed annually and adjusted, if necessary, by use of a valuation allowance to reflect the estimated realizable amount.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

2. Significant Accounting Policies (continued)

(d)	Loss per share

The Company uses the treasury stock method to compute the dilutive effect of options, warrants and similar instruments. Under this method the dilutive effect on loss per share is recognized on the use of the proceeds that could be obtained upon exercise of options, warrants and similar instruments. It assumes that the proceeds would be used to purchase common shares at the average market price during the year. Loss per share is calculated using the weighted-average number of shares outstanding during the year.

Diluted loss per share figures are equal to those of basic loss per share for each year since the effects of the convertible preferred shares have been excluded as they are anti-dilutive.

(e) Revenue recognition

Revenue will be recognized when the requirements as to performance for transactions involving services are met, the amounts involved are determinable and ultimate collection is reasonably assured at the time of performance.

(f) Impairment of long-lived assets

On January 1, 2004, the Company early adopted the new CICA Handbook Section 3063 “Impairment of Long-Lived Assets” recommendations. These recommendations provide accounting guidance for the recognition, measurement and disclosure of impairment of long-lived assets, including property, plant and equipment and intangible assets with infinite useful lives. They require the recognition of an impairment loss for a long-lived asset when events or changes in circumstances causes its carrying value to exceed the total undiscounted future cash flows expected from its use and eventual disposition. The impairment loss is calculated by deducting the fair value of the asset from its carrying value. This policy has been adopted prospectively and has had no effect on these financial statements.

(g)	Investments

Long-term investments are carried at cost. If it is determined that the value of the investment is permanently impaired, it is written down to its estimated net realizable value.

The Company accounts for its investment in PFG using the cost basis as it does not have significant influence on its investment.

(h)	Comparative figures

Certain comparative figures have been reclassified to conform with the presentation adopted in the current year.

3. Financial Instruments

The Company’s financial instruments consist of cash, accounts receivable, and accounts payable and accrued liabilities. It is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments due to the short term to maturity. The fair value of these financial instruments approximate their carrying values.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

4. Investments

a) PFG Investment

The Company entered into a subscription agreement to invest $200,000 into Outback Capital Inc. dba Pinefalls Gold (“PFG”) a private Alberta company with certain directors and principal shareholders in common with the Company. PFG is an exploration company with mining claims located in the area of Bissett, Manitoba. The Company will invest $200,000 in exchange for 4 million units at $0.05 per unit with each unit comprised of one common share and one share purchase warrant to purchase an additional common share at $0.075 for a period of two years. Prior to exercising the warrants, the Company will own approximately 37% of the common shares of PFG. As at December 31, 2005, the Company had invested $90,000 in exchange for 1.8 million units under this subscription agreement, approximately 17% of the outstanding common shares of PFG. The Company expects to advance the balance of the funds prior to the end of the second quarter of 2006.

In addition, the Company entered into an option agreement with one of the principal shareholders of PFG, a director of the Company, which entitles the Company to acquire a further 3 million common shares of PFG in exchange for one million common shares of the Company. The option is exercisable at the Company’s discretion and it expired on March 31, 2006. The parties subsequently agreed to extend the agreement until March 31, 2007.

Upon completely funding the subscription agreement and in the event that the Company exercises both the warrants and the option, the Company would own approximately 65% of the common shares of PFG.

To fund its commitment to the PFG investment, the Company has arranged a non-brokered private placement to provide working capital to the Company. The Company will issue up to 2 million units at $0.15 per unit with each unit comprised of one common share and one share purchase warrant. Each warrant will entitle the holder to purchase one common share for a period of 24 months at $0.18 per share. To date, the Company has issued 1,560,333 units and raised $234,050 in connection with this financing.

b) BWN Investment

During the year ended December 31, 2004, an investment was recorded at cost and represented a 3% interest in a private company, B.W.N. Oil Technologies Inc. (“BWN”).

The BWN investment was sold during 2004 to a company with a common director for $30,000 resulting in a loss of $16,024. Included in accounts receivable at December 31, 2004 is the sale amount of $30,000 which was received in fiscal 2005.

5. Related Party Transactions

During the year ended December 31, 2005, a company in which a director has an interest charged the Company $24,000 (2004: $38,000; 2003: $36,000) for rent and management fees. The unpaid portion of these amounts, plus additional advances and other amounts due to directors, aggregating $34,810 (2004: $55,395) is included in accounts payable and accrued liabilities at December 31, 2005.

A company in which a director has an interest was charged $nil (2004: $20,000; 2003: $3,000) for consulting fees during the year ended December 31, 2005.

Related party transactions were in the normal course of business and have been recorded at the exchange amount. Amounts due to related parties are unsecured, non-interest bearing and without specific terms of repayment.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

6.	Share Capital

a)	The authorized capital of the Company comprises 100,000,000 common shares without par value and 100,000,000 Series 1 convertible preferred shares without par value. The rights and restrictions of the preferred shares are as follows:

i)	dividends shall be paid at the discretion of the directors;

ii)	the holders of the preferred shares are not entitled to vote except at meetings of the holders of the preferred shares, where they are entitled to one vote for each preferred share held;

iii)	the shares are convertible at any time; and

iv)	the number of the common shares to be received on conversion of the preferred shares is to be determined by dividing the conversion value of the share, $1 per share, by $0.45.

b) i) Common shares

	2005			2004
	Shares	$		Shares	$
Balance, beginning of year	8,323,119		12,660,559	8,323,119		12,660,559
Issued via private placement (Note 4a)	1,560,333		234,050	—		—
Balance, end of year	9,883,452		12,894,609	8,323,119		12,660,559

ii) Preferred shares

	2005			2004
	Shares	$		Shares	$
Balance, beginning and end of year	604,724		604,724	604,724		604,724

iii) Warrants

	2005	2004
Balance, beginning of year	—	—
Issued	1,560,333	—

Balance, end of year	1,560,333	—

iv) Stock options: As of December 31, 2005 and 2004, there were no stock options outstanding.

The warrants were issued in conjunction with the June 2005 private placement of common shares (Note 4(a)). Each warrant gives the holder the right to purchase one common share of the Company at $0.18 per share on or before the expiry of the warrants on June 7, 2007.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

7.	Income Taxes

The potential future tax benefit of these losses has not been recorded as a full-future tax asset valuation allowance has been provided due to the uncertainty regarding the realization of these losses

A reconciliation of income taxes at statutory rates with the reported taxes is as follows:

	2005	2004	2003
Loss before income taxes	$54,804	$39,742	$37,863

Income tax recovery at statutory rates	$19,072	$14,156	$13,479
Unrecognized benefit of capital loss	—	(5,708)	—
Unrecognized benefit of non-capital losses	(19,072)	(8,448)	(13,479)

Total income taxes	$-	$-	$—

The significant components of the Company’s future income tax assets are as follows:

	2005	2004	2003
Future income tax assets:
Non-capital losses carried forward	$61,814	$42,742	$34,294
Capital losses carried forward	1,506	1,506	—
Research and development expenses carried forward	1,220,128	1,220,128	1,220,128
Valuation allowance	(1,283,448)	(1,264,376)	(1,254,422)

Net future income tax asset	$—	$—	$—

The Company has approximately $175,000 in non-capital losses that can be offset against taxable income in future years which expire at various dates to the year ended December 31, 2014 and approximately $8,000 in capital losses which may be available to offset future taxable capital gains which can be carried forward indefinitely.

In addition, the Company has accumulated timing differences comprised primarily of research and development expenditures not yet deducted for income tax purposes of $3,427,326.

The related potential income tax benefits with respect to these items have not been recorded in the accounts. Application and expiration of these carryforward balances are subject to relevant provisions of the Income Tax Act, Canada.

8.	Subsequent Event

In March 2006, the Company negotiated an extension to the option agreement (see Note 4(a)) which extends the exercise date to March 31, 2007. The option with one of the principal shareholders of PFG, a director of the Company, entitles the Company to acquire a further 3 million common  shares of PFG in exchange for one million common shares of the Company.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9. Reconciliation between Canadian and United States Generally Accepted Accounting Principles

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”). There were no reported differences for the Company for the years ended December 31, 2005, 2004, and 2003 which would require reconciliation from Canadian GAAP to US GAAP. However, a description of accounting principles generally accepted in the Unites States (“US GAAP”) and practices prescribed by the US Securities and Exchange Commission (“SEC”) that ordinarily result in material measurement differences from Canadian GAAP are as follows:

(a) Stock-based compensation

The Financial Accounting Standards Board (“FASB”) in the US issued Statement of Financial Accounting Standards (“SFAS”) No. 123, Accounting for Stock-Based Compensation. The statement encourages entities to adopt a fair value methodology of accounting for employee stock-based compensation.

As permitted by the statement, the Company has continued measuring compensation costs using the intrinsic value based method of accounting for stock-based compensation issued to employees as prescribed by APB Opinion No. 25. Under the intrinsic value method, compensation cost is the excess, if any, of the quoted market value of the stock at the date of the granting of options to employees and directors to purchase stock over the amount an optionee must pay to acquire the stock at that date. This excess is recognized by a charge to operations over the vesting period. As the exercise price of options granted by the Company to employees and directors approximates, or is greater than, the market value at the grant date, the Company has determined no compensation cost is required to be recorded for US GAAP purposes, relating to employee stock-based compensation awards.

However, commencing January 1, 2004 under Canadian GAAP, the Company records employees stock compensation using the fair value method, accordingly for 2004 an adjustment is required to reconcile to US GAAP.

Under SFAS No. 123, stock options granted to non-employees for services rendered to the Company are required to be accounted for as compensation cost and charged to operations as the services are performed and the options are earned. The compensation cost is to be measured based on the fair value of the stock options granted. This method is similar to the Canadian GAAP adopted as of January 1, 2002. The stock-based compensation expense in respect of stock options granted to non-employees, under US GAAP, based upon the fair value of the options granted, determined using the Black-Scholes option pricing model, would be $nil cumulatively from the date of adoption of SFAS No. 123 to December 31, 2001.

In December 2004, the FASB issued SFAS No.123® (revised 2004), Share-Based Payment. SFAS No. 123® will provide investors and other users of financial statements with more complete and neutral financial information by requiring that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. SFAS No. 123® covers a wide range of share-based compensation arrangements including share options, restricted share plans, performance-based awards, share appreciation rights, and employee share purchase plans. SFAS No. 123® replaces FASB Statement No. 123, Accounting for Stock-Based Compensation, and supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees. Public entities will be required to apply SFAS No. 123® as of the first interim or annual reporting period that begins after June 15, 2005 or December 15, 2005 for small business issuers.

The Company anticipates that upon adoption of SFAS No.123® there will be no material difference between stock compensation as determined under US GAAP versus that determined under Canadian GAAP.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9.	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(b) Earnings per share

With respect to contingently issuable shares held in escrow, US GAAP requires that contingently issuable shares only be included in the calculation of earnings per share when eligible for release from escrow. Consequently, contingently issuable escrow shares would not have been included in weighted average common shares outstanding and therefore would not have been included in the calculation of loss per share for the year.

(c) Income taxes

Under US GAAP, the effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Under Canadian GAAP, the effect of a change in tax rates is recognized in the period of substantive enactment. The application of this difference under US GAAP does not result in a material difference between future income taxes as recorded under Canadian GAAP.

(d) Reporting comprehensive income

SFAS No. 130, Reporting Comprehensive Income, establishes standards for the reporting and display of comprehensive income and its components in a full set of general purpose financial statements. Comprehensive income equals net income (loss) for the year as adjusted for all other non-owner changes in shareholders’ equity. SFAS 130 requires that all items that are required to be recognized under accounting standards as components of comprehensive income be reported in a financial statement. For the years ended December 31, 2005, 2004 and 2003, comprehensive loss equals the net loss.

(e) Development stage company

Pursuant to US GAAP, the Company would be considered a development stage company as the Company is devoting its efforts to establishing commercially viable mineral properties. However, the identification of the Company as such for accounting purposes does not impact the measurement principles applied to these financial statements.

(f) Recent accounting pronouncements

In December 2004, the FASB issued SFAS No. 123R, Share-Based Payment. SFAS No. 123R establishes standards for the accounting for transactions in which an entity exchanges its equity instruments for goods or services. It also addresses transactions in which an entity incurs liabilities in exchange for goods or services that are based on the fair value of the entity’s equity instruments or that may be settled by the issuance of those equity instruments. SFAS No. 123R focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS No. 123R requires that the compensation cost relating to share-based payment transactions be recognized in financial statements. That cost will be measured based on the fair value of the equity or liability instruments issued. Public entities that file as small business issuers will be required to apply SFAS No. 123R in the first interim or annual reporting period that begins after December 15, 2005. Management is currently evaluating the impact of the adoption of this standard on the Company’s reported financial position or results of operations

In March 2005, the SEC staff issued Staff Accounting Bulletin (“SAB”) No. 107, Share-Based Payment, to give guidance on the implementation of SFAS No. 123R. The Company will consider SAB No. 107 during the implementation of SFAS No. 123R.

International Gemini Technology Inc.
(a development stage company)
Notes to the Financial Statements
December 31, 2005 and 2004
(Expressed in Canadian Dollars)

9	Reconciliation between Canadian and United States Generally Accepted Accounting Principles (continued)

(f) Recent accounting pronouncements (continued)

In May 2005, the FASB issued SFAS No. 154, Accounting for Changes and Error Corrections — A Replacement of APB Opinion No. 20 and FASB Statement No. 3. Under the provisions of SFAS No. 154, a voluntary change in accounting principle requires retrospective application to prior period financial statements, unless it is impracticable to determine either the period-specific effects or the cumulative effect of the change. A change in depreciation, amortization, or depletion method for long-lived, non-financial assets must be accounted for as a change in accounting estimate affected by a change in accounting principle. The guidance contained in APB No. 20 for reporting the correction of an error in previously issued financial statements and a change in accounting estimate was not changed. The Company will implement this new standard beginning January 1, 2006. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.

In November 2005, the FASB issued Staff Position (“FSP”) FAS115-1/124-1, The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments, which addresses the determination as to when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. This FSP also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. The guidance in this FSP amends FASB Statements No. 115, Accounting for Certain Investments in Debt and Equity Securities, and No. 124, Accounting for Certain Investments Held by Not-for-Profit Organizations, and APB Opinion No. 18, The Equity Method of Accounting for Investments in Common Stock. This FSP is effective for reporting periods beginning after December 15, 2005. Management does not believe the adoption of this FSP will have a material impact on the Company’s future reported financial position or results of operations

In February 2006, the FASB issued SFAS No. 155, Accounting for Certain Hybrid Financial Instruments-an amendment of FASB Statements No. 133 and 140, to simplify and make more consistent the accounting for certain financial instruments. SFAS No. 155 amends SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, to permit fair value remeasurement for any hybrid financial instrument with an embedded derivative that otherwise would require bifurcation, provided that the whole instrument is accounted for on a fair value basis. SFAS No. 155 amends SFAS No. 140, Accounting for the Impairment or Disposal of Long-Lived Assets, to allow a qualifying special-purpose entity to hold a derivative financial instrument that pertains to a beneficial interest other than another derivative financial instrument. SFAS No. 155 applies to all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006, with earlier application allowed. This standard is not expected to have a significant effect on the Company’s future reported financial position or results of operations.